SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Lawson Products, Inc.
(Name of Subject Company (Issuer))
Lawson Products, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
520776105
(CUSIP Number of Class of Securities)
Neil E. Jenkins
Executive Vice President, Secretary, and General Counsel
Lawson Products, Inc.
1666 East Touhy Ave., Des Plaines, Illinois 60018
Telephone: 847-827-9666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stanley H. Meadows, P.C.
Heidi J. Steele
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
Telephone: (312) 372-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$43,000,000	$4,601

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the maximum possible tender offer price of $43.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the tender offer by Lawson Products, Inc., a Delaware corporation (“Lawson Products” or the “Company”), to purchase for cash up to 1,000,000 shares of its common stock, par value $1.00 per share, at a price not more than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 8, 2006 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
     The Company publicly announced the tender offer on September 6, 2006, after the close of trading on Nasdaq on that date. On September 6, 2006, the reported closing price of the Company’s common stock on Nasdaq was $38.16 per share. On September 7, 2006, the last trading day prior to the date of the offer to purchase, the reported closing price of the Company’s common stock on Nasdaq was $40.98 per share. The lower end of the price range for the tender offer is below the current market price for the shares. The Company urges stockholders to obtain current market quotations for its shares of common stock.
Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Lawson Products, Inc. The address of the principal executive offices of Lawson Products, Inc. is 1666 East Touhy Ave., Des Plaines, Illinois 60018. The telephone number of the principal executive offices of Lawson Products, Inc. is (847) 827-9666.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Lawson Products is the filing person. Lawson Product’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
(b)	Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a); (b); (c)	Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:
•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).
Item 7. Source and Amount of Funds and Other Consideration.

(a); (b); (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a); (b)	Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a); (b)	Not applicable.

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Lawson”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated September 8, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006.

(a)(1)(E)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006.

(a)(5)(A)	Press Release, dated September 6, 2006, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 6, 2006.

(a)(5)(B)	Press Release, dated September 8, 2006 announcing commencement of the offer.

(b)(1)	Credit Agreement dated March 27, 2001 between Lawson Products, Inc. and LaSalle Bank National Association, as amended by the First Amendment to Credit Agreement dated August 12, 2002 as amended by Second Modification to Loan Documents dated July 11, 2003, and as further amended by Third Modification to Credit Agreement dated as of June 15, 2005, incorporated by reference to Exhibit 10(c)(17) to the Company’s Form 10-Q for the quarter ended June 30, 2005.

(d)(1)	Lawson Products, Inc. Incentive Stock Plan, incorporated herein by reference to Appendix A to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 11, 1999.

(d)(2)	Amended and Restated Executive Deferral Plan, incorporated herein by reference from Exhibit 10(c)(7) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(d)(3)	Lawson Products, Inc. Stock Performance Plan, incorporated herein by reference from Exhibit 10(c)(8) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(d)(4)	Lawson Products, Inc. 2002 Stock Equivalents Plan for Non Employee Directors, incorporated herein by reference from Exhibit 10(c)(9) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(d)(5)	Lawson Products, Inc. Long-Term Capital Accumulation Plan, incorporated herein by reference from Exhibit 10(c)(10) to the Company’s Current Report on Form 8-K dated October 21, 2004.

(d)(6)	Form of Shareholder Value Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(c)(14) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(d)(7)	Form of Restricted Stock Award and Acknowledgement, incorporated by reference to Exhibit 10(c)(15) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(d)(8)	Form Letter regarding Stock Performance Rights, incorporated by reference to Exhibit 10(c)(16) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lawson Products, Inc.

	By:	/s/ Neil E. Jenkins

	Name:	Neil E. Jenkins

Dated: September 8, 2006	Title:	Executive Vice President, Secretary and General Counsel